Issuer Free Writing Prospectus, dated August 11, 2009
Filed pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-161243

BERRY PETROLEUM COMPANY

10¼% Senior Notes due 2014

Term Sheet

August 11, 2009

The following information supplements the preliminary prospectus supplement dated August 11, 2009 to the prospectus dated August 11, 2009.

Issuer:		Berry Petroleum Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face (Principal Amount):		$125,000,000
Gross Proceeds:		$130,937,500
Net Proceeds to Issuer (before expenses payable by the Issuer):		$129,050,000
Coupon:		10¼%
Maturity:		June 1, 2014
Offering Price:		104.750%, plus accrued interest from May 27, 2009
Yield to Maturity:		9.001%
Spread to Treasury:		+632bps
Benchmark:		2.625% due 6/30/14 yielding 2.659%
Ratings:		B2/B
Interest Pay Dates:		June 1 and December 1
Beginning:		December 1, 2009
Optional Redemption:		Subject to makewhole call @ T+50 bps at any time
Change of Control:		Put @ 101% of principal plus accrued interest
Trade Date:		August 11, 2009
Settlement Date:	(T+3)	August 14, 2009
CUSIP:		085789 AD7
ISIN:		US085789AD78
Bookrunner:		Wells Fargo Securities, LLC
Co-Manager:		Citigroup Global Markets, Inc.

Additional Information:

We estimate that the net proceeds from this offering (excluding the accrued interest paid by the purchasers), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $129 million.  The net proceeds from this offering will be used to reduce outstanding borrowings under our senior secured revolving credit facility.  As of July 31, 2009, after giving effect to this offering and the use of the net proceeds, our borrowing base would have been reduced to approximately $938 million, and we would have had approximately $425 million (excluding $4 million of outstanding letters of credit) in outstanding borrowings under our senior secured revolving credit facility, providing us with approximately $509 million in liquidity under that facility.

As of June 30, 2009, on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds in the manner described above, we had a total capitalization of $1,803 million, total debt of $1,087 million and total long-term debt of $1,087 million, including $452 million outstanding under our senior secured revolving credit facility and $435 million of indebtedness associated with our 10¼% senior notes due 2014.  The $325 million of 10¼% senior notes due 2014 issued on May 27, 2009 are recorded at their discounted amount of $304 million, with the discount to be accrued over the life of the senior notes.  The $125 million of 10¼% senior notes issued in this offering are recorded at a premium of $6 million, which will be amortized over the life of the notes using the effective interest method.  This information supplements the information contained in the capitalization table under the column heading “As Adjusted” on page S-30 of the preliminary prospectus supplement dated August 11, 2009.

In addition, as of June 30, 2009, after giving effect to this offering and the application of net proceeds therefrom, the notes would have ranked effectively junior to approximately $452 million of senior secured indebtedness and senior to $200 million of our 8¼% senior subordinated notes due 2016.

Pro Forma Ratio of Earnings to Fixed Charges

Because the proceeds of this offering will be used to repay indebtedness and, when aggregated with the offering of our $325 million principal amount of 10¼% senior notes due 2014, our ratio of our earnings to fixed charges would change by ten percent or more, we are presenting our pro forma ratio below.

In computing the pro forma ratio, the historical ratio is adjusted by the pro forma interest expense (net) amount calculated as follows:

(1)     add to historical fixed charges for the entire period indicated the increase in interest expense, including amortized discount, resulting from our $325 million principal amount of 10¼% senior notes due 2014, which were issued on May 27, 2009, and the proposed issuance of the notes offered hereby; and

(2)     deduct from historical fixed charges for the entire period indicated the decrease in interest costs resulting from the retirement of any debt outstanding (but only for the period of time outstanding if less than one year) which will be or was retired with the proceeds of those offerings.

The pro forma ratio does not give pro forma effect to the East Texas Acquisition, as defined in the preliminary prospectus supplement dated August 11, 2009.

	Pro Forma
	Year Ended		Six Months
	December 31,		Ended
($ in thousands, except ratios)	2008		June 30, 2009
Total earnings	$218,293		$64,722
Fixed charges	$49,418		$34,080
Adjustments:
Estimated net increase in interest expense from refinancing	$33,342		$18,160
Total pro forma fixed charges	$82,760		$52,240
Pro forma ratio of earnings to fixed charges	2.6	x	1.2	x

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Pro Forma
($ in thousands, except ratios)	Year Ended December 31, 2008		Six Months Ended June 30, 2009
Pre-tax income from continuing operations	$158,742		$25,108
Interest expense	$59,551		$39,614
Capitalized interest	$23,209		$12,626
Earnings	$218,293		$64,722
Pro forma ratio of earnings to fixed charges	2.6	x	1.2	x

For purposes of these tables, “earnings” consists of income from continuing operations before income taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest (for both continued and discontinued operations).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-472-8279.